Exhibit 99.2

Autolus Announces Pricing of Public Offering

LONDON – 22 January 2020 – Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced the pricing of an underwritten public offering in the United States of 7,250,000 American Depositary Shares (“ADSs”) representing 7,250,000 ordinary shares at a public offering price of $11.00 per ADS, for total gross proceeds of approximately $80.0 million. All ADSs sold in the offering were offered by Autolus. In addition, Autolus has granted the underwriters a 30-day option to purchase up to an additional 1,087,500 ADSs at the public offering price, less underwriting discounts and commissions. The offering is expected to close on January 27, 2020, subject to customary closing conditions.

J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers for the offering. William Blair & Company, L.L.C. is acting as lead manager. H.C. Wainwright & Co., LLC is acting as co-manager.

The securities are being offered pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement to the prospectus describing the terms of the offering was filed with the SEC on January 22, 2020, and a final prospectus supplement will be filed with the SEC. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement, which, for the avoidance of doubt, will not constitute a “prospectus” for the purposes of the Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in any member state in the European Economic Area. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained for free from either of the joint book-running managers for the offering, J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at +1 866 803 9204 or by email at prospectus-eq_fi@jpmchase.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Autolus

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Autolus’ expectations regarding the completion of the proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Autolus, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Autolus’ Annual Report on Form 20-F for the year ended September 30, 2018 and other filings Autolus makes with the SEC from time to time. Autolus undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Contacts:

Lucinda Crabtree, Ph.D.

Vice President, Investor Relations and Corporate Communications

+44 (0)7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0)7818 430877

j.wilson@autolus.com

Susan A Noonan

S.A. Noonan Communications, LLC

+1 212 966 3650

susan@sanoonan.com